No.1-7628

THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2002

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrant's name into English)

No. 1-1 2-chome, Minami-Aoyama, Minato-ku, Tokyo, Japan
(Address of principal executive officers)

Contents

Exhibit 1:

On September 12, 2002 Honda Motor Co., Ltd. announced the introduction of a new model of the Fit, a small car widely lauded for its innovative, original styling, excellent fuel economy, and spacious interior. The new 1.5L Fit, named the Fit 1.5T, is available from September 13th at Honda automobile dealers across Japan. (Ref.#02059)

Exhibit 2:

On September 13, 2002 Honda Europe Motorcycle S.R.L. announced its 2003 motorcycle models for the European market at the "Brussels Event Brewery". (Ref.#02060)

Exhibit 3:

On September 18, 2002 Honda Motor Co., Ltd. announced the release of the Mobilio Spike, a 1.5L multi-wagon with an interior that leads the compact body class for spaciousness. (Ref.#02061)

Exhibit 4:

On September 25, 2002 Honda Motor Co., Ltd. announced that domestic sales in August grew 1.8%, as its popular Fit model again was the best-selling car in Japan for the fifth consecutive month. (Ref.#02062)

Exhibit 5:

English translation of Notice concerning the date for determination of stockholders entitled to receive interim dividend.

Exhibit 6:

First Quarter Report of the three months ended June 30, 2002. (which was mailed to ADR shareholders in September 2002)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD)

By:	/s/ SATOSHI AOKI
Satoshi Aoki Senior Managing and Representative Director
Date: October 10, 2002

ref. #02059

Honda Adds a 1.5L Model to the Popular “Fit” Small Car Line-up

September 12, 2002—Honda Motor Co., Ltd. has announced the introduction of a new model of the Fit, a small car widely lauded for its innovative, original styling, excellent fuel economy, and spacious interior. The new 1.5L Fit, named the Fit 1.5T, will be available starting September 13th at Honda automobile dealers across Japan. Honda will release the new Fit 1.5T ALMAS, which features a front-passenger swivel seat, on October 15th, also at Honda automobile dealers nationwide.

The new Fit 1.5T is equipped with Honda’s newly developed 1.5L VTEC engine, which delivers high power output and superb fuel efficiency of 20 km/L†. It also features the new Honda Multimatic S with 7-speed mode, which lets the driver shift among seven speed ranges using steering wheel-mounted shift controls. The vehicle’s suspension settings have also been optimized to provide a truly comfortable ride. Along with two special body colors for the Fit 1.5T, the new 1.5L model comes with a black-based interior and 14-inch aluminum alloy wheels, for a luxurious, enjoyable driving experience.

†
FWD equipped with automatic, continuously variable transmission, driven in 10-15 mode (excludes models equipped with 15-inch aluminum wheels and models with a sunroof). Japanese Ministry of Land, Infrastructure and Transport test figure.

Fit 1.5T

●	Monthly projected sales nationwide: 20,000 units (series total)
●	Manufacturer’s suggested retail price (consumption tax not included; units: ¥1,000):

Type	Engine	Transmission	Drive wheels	Price

1.5T	1.5L VTEC	Honda Multimatic S (Prosmatic/ with 7-speed mode)	FWD	1,350¤
			4WD	1,530

W	1.3L i-DSI	Honda Multimatic S (Prosmatic)	FWD	1,260
			4WD	1,440
A			FWD	1,145
			4WD	1,325
Y			FWD	1,065
			4WD	1,245

¤	indicates model type shown in photo
*	Brilliant White Pearl body color: + ¥25,000
*	Fit ALMAS: + ¥86,000

¡  Manufacturer Options

Exclusively for the Fit 1.5T

•	L Package (includes automatic air conditioner with air filter; body-colored, electronic remote-controlled, fold-away side mirrors; half-shaded windshield): +¥45,000

•	15-inch aluminum alloy wheels (15x6JJ) + 185/55R15 81V steel-belted radial tires:+¥20,000

•	Large tailgate spoiler*[1]: +¥35,000

•	HID (High-Intensity Discharge) headlights (high/low beam): +¥50,000

•	High-mount brake light: +¥5,000

•	Honda DVD Navigation System with MD/CD player, AM/FM/TV tuner, and AV input jack*[2]: +¥180,000

•	MD player with AM/FM tuner*[3]: +¥10,000

All grades

•	Front-seat i-side airbag system equipped with front passenger posture detection system: +¥45,000

•	S Package (body-colored headlight garnish; fog lamps with body-colored garnish; and under-spoilers (front/sides/rear)): +¥120,000

*1	Available as a set with the S Package, 15-inch aluminum alloy wheels, and high-mount brake light, or with the L Package and the S Package together.

*2
Cannot be installed along with the CD player with AM/FM tuner. The CD player is part of the navigation system unit, and is used for both music and map CDs. Therefore, music cannot be played while the navigation display is on. Not equipped with an AUX jack, as it has an AV input jack.

*3	Cannot be installed along with the CD player with AM/FM tuner.

● Main features of the Fit 1.5T

¡  Newly developed 1.5L VTEC engine delivering both superb power and fuel economy

Honda has developed a light, compact engine equipped with a roller coaxial VTEC mechanism and aluminum rocker arms, that also utilizes engine technology inherited from the Insight and fuel economy technology from the i-DSI engine used in the Fit and Mobilio. With this new 1.5L VTEC engine Honda has achieved a superb balance of high power output, high fuel efficiency, and ultra-low emissions.

•	Max. output (kW[PS]/rpm): 81[110]*/5,800

•	Max. torque (N-m[kg-m]/rpm): 143[14.6]*/4,800 * Net value

¡  Newly developed Honda Multimatic S with 7-speed mode

Equipped with the Honda Multimatic S automatic continuously-variable transmission with 7-speed mode, which allows the driver to shift among seven speed ranges using steering wheel-mounted shift controls The driver can shift manually without removing his/her hands from the steering wheel making it possible to enjoy 3 different driving modes.

•	In standard operation, a smooth ride is maintained in the automatic continuously-variable transmission mode.

•	The driver can use the 7-speed mode main switch to change from automatic continuously-variable transmission mode to 7-speed automatic shift mode.

•	The driver can enjoy shifting among seven speed ranges using steering wheel-mounted shift controls—7-speed manual shift mode.

By pressing the 7-speed mode main switch when in 7-speed automatic shift mode or 7-speed manual shift mode, the system returns to the automatic continuously variable transmission mode.

¡  Exterior and interior

Smoked, plated headlight garnish and 14-inch aluminum wheels impart a more robust exterior look to the new Fit model, while the special black-based Fit seats accented by satin-finish, plated controls imbue the interior with a feeling of quality and sophistication.

•
Smoked, plated headlight garnish; red/clear rear combination lamps; custom 14-inch aluminum wheels, 15-inch aluminum wheels (manufacturer’s option), large tailgate spoiler (manufacturer’s option), satin-finish, plated Fit emblem

•	Satin-finish, plated shift panel; satin-finish, plated inner door handles, 3 independent silver instrument meters

¡  Body colors

Available in 12 colors, including two special colors.

•	Special colors for the Fit 1.5T: Storm Silver Metallic; Vivid Blue Purple

•	Standard: Brilliant White Pearl; Taffeta White; Satin Silver Metallic; Nighthawk Black Pearl; Ice Blue Metallic; Milan Red; Mint Opal Metallic; Iris Red Pearl; Orchid Yellow; Eternal Blue Pearl

Publicity information for the Fit 1.5T is available for downloading from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

For your information:

The following announcement was made by Honda Europe Motorcycle, a wholly owned subsidiary of Honda, on September 12, 2002 (at 8 p.m. local time).

#02060

Honda Announces 2003 Motorcycle Models for Europe

Brussels, Belgium, September 13, 2002 — Honda Europe Motorcycle today announced its 2003 motorcycle models for the European market at the “Brussels Event Brewery” here.

The main features of the major models are outlined as follows:

♦  CBR600RR

This is a middle class on-road sports model, equipped with a water-cooled, four-stroke, in-line, four-cylinder 600cc engine offering high performance. It features the world’s first successfully mass produced highly rigid hybrid aluminum chassis with a hollow-section unit die-cast aluminum frame sections, which provides the model with refined styling.

In addition, an innovative Pro Link rear suspension system has been adopted on a mass production model for the first time, contributing to an improvement in cornering performance.

Sales will start in Europe at the beginning of 2003. The projected number of sales is 13,000 units/year.

♦  LEAD

This clean, quiet, stylish scooter equipped with a water-cooled, four-stroke, single-cylinder 100cc engine is being marketed at a very reasonable price. Taking advantage of Honda’s global production network, it will be imported from Honda Motorcycle & Scooter India, a Honda subsidiary, and offered at a price equivalent to that for 50cc class models.

Sales will start in the spring of 2003. The projected number of sales is 12,500 units/year.

♦  INNOVA

This is a fashionably designed motorcycle equipped with a water-cooled, four-stroke, single-cylinder 125cc engine. This model was created based on the concept of the Super Cub, which boasts the largest sales among Honda motorcycles. Imported from Honda Thailand, [this is repetitive and unnecessary; the name of the company makes it obvious where the location is and that it must be an HMC subsidiary] where Cub type scooters are mainstream vehicles, the Innova will be introduced to European countries including Greece, where small-displacement step-through models are the most popular type of scooter.

Sales will start at the end of 2002. The projected number of sales is 15,000 units/year.

From September 13, 2002, to download PR documents and photographs of all models, please access: http://www.honda.co.jp/PR/ (Access restricted to members of the press.)

ref. #02061

Honda Releases the “Mobilio Spike”—A New 1.5L Compact Multi-wagon

September 18, 2002—Honda Motor Co., Ltd. has announced the release of the Mobilio Spike, a 1.5L multi-wagon with an interior that leads the compact body class for spaciousness*1. It also features a versatile cargo space and distinctive styling that delivers enhanced pleasure and opens the door to new recreational opportunities. The new Mobilio Spike will go on sale on September 19th at Honda automobile dealers nationwide.

The Mobilio Spike is Honda’s third model in the Small Max series, following the popular Fit and Mobilio. Applying the “garage box” concept, Honda developed the Mobilio Spike to meet the needs of consumers who view their cars as tools for enjoyment.

Development Themes of the Mobilio Spike
Cargo space: Meets a broad range of stowage requirements
Styling: A distinctive form that owners will love
Cabin: A special space to enjoy alone or with friends

The Mobilio Spike is able to embody these development themes thanks to the Global Small Platform, which features a center tank layout*2 that permits a spacious, low-floor cabin. The styling imparts an air of distinctive presence suggestive of treasured recreational equipment.

The newly developed 1.5L VTEC engine has been combined with the Honda Multimatic S with 7-speed mode*3, for a refreshing, enjoyable driving feel. At the same time, the Mobilio Spike has also been recognized by the Japanese Ministry of Land, Infrastructure and Transport as an Excellent Low Emissions Vehicle. All model types meet fuel efficiency requirements for 2010. The Mobilio Spike also incorporates Honda’s original G-CON (G-force Control) technology, for a new body with a crash safety design.

*1	5-number, 5-seater with a 1.5L displacement
*2	Fuel tank located under front seat.
*3	7-speed mode is standard in the W and A types.

Mobilio Spike A Type (with optional equipment)

●	Monthly projected sales nationwide: 5,000 units

●	Manufacturer’s suggested retail price (consumption tax not included; units: ¥1,000)

Type	Engine	Transmission	Drive wheels	Price

W	1.5L VTEC	With HMM-S / 7-speed mode With HMM-CS	FF	1,499
			4WD	1,679
A			FF	1,399¤
			4WD	1,579
Y			FF	1,349
			4WD	1,529

¤	Indicates model type shown in photo.

¡  Body colors

Mobilio Spike models are available in 10 colors, including two new ones.

•	W and A types

Milan Red; Brilliant White Pearl*4; Nighthawk Black Pearl; Galapagos Green Metallic (new color); Vivid Blue Pearl; Effect Blue Metallic; Shoreline Beige Metallic; Sky Blue (new color)

•	All model types

Taffeta White; Satin Silver Metallic

*4	Brilliant White Pearl paint: + ¥30,000 (manufacturer’s option on W and A types)

¡  Manufacturer options

•
Front-seat i-side airbag system equipped with a front passenger posture detection system (available on the W and A types; available on the W Type as a set with the HID (High-Intensity Discharge) headlights; available on the A Type as a set with the HID headlights and the A Kit): +¥45,000

•	HID headlights (low beam) (available on the W and A types; available on the A Type as a set with the A Kit): +¥50,000

•
Honda DVD Navigation System with MD/CD player, AM/FM/TV tuner, & AV input jack (available on the W and A types; cannot be combined with the CD player with AM/FM tuner. The CD player is part of the navigation system unit, and is used for both music and map DVDs. Therefore, music cannot be played while the navigation display is on; available on the A Type as a set with the A Kit.): +¥200,000

•
CD player with AM/FM/TV tuner equipped with an AUX jack (available on the W and A types; cannot be combined with the Honda DVD Navigation System; available on the A Type as a set with the A Kit.): +¥35,000

•
Large, electric, tinted-glass sunroof with tilt-up mechanism (available on W and A types; available on the W Type as a set with HID headlights; available on the A Type as a set with HID headlights and the A Kit.): +¥80,000

•
L package (comes with automatic air-conditioner, leather-wrapped steering wheel, front passenger seat drink holder illumination, metallic center panel side garnish (high-gloss type), metallic power window switch panels, body-colored side sill garnish, front grill with plate braid, and aluminum alloy wheels—available on the W and A types; can be combined with other manufacturer options): +¥100,000

•	A Kit (privacy glass, micro-antenna—available on the A Type): +¥45,000

•	C Kit (cargo space with a playing board, quarter lid, cargo net, and AC100V power source—available on the W and A types; available on the A Type as a set with the A Kit): +¥45,000

•	R Kit (rear seat undertray; roof rail—available on the W and A types; available on the W Type as a set with the C Kit; available on the A Type as a set with the A and C kits): +¥45,000

●  Main features of the Mobilio Spike

Cargo space: Meets a broad range of stowage requirements

•
The Mobilio Spike has a top-of-class cargo area that measures 1,855mm*[5] deep and 1,110mm tall, creating a spacious 1,045-liter*[6] cargo space (with two people on board). Its square cargo space and rear seat with dual-action dive-down/tip-up mechanism makes it easy to stow objects of various sizes and shapes and create a flexible “ULTRA” cargo space.

Utility Mode	: With the special dual-action dive-down mechanism, the rear seat can be stored at a 6:4 ratio in only two-steps and without removing the head rests, to create a 1,855mm-deep flat cargo space.

Long Mode	: In addition to the Utility Mode, the front passenger seat can be fully reclined to create a 2,620mm-deep cargo space perfect for stowing long objects, such as surfboards, skis, and fishing poles.

Twin Mode	: The rear seat can be folded back to create a 1,390mm-high cargo space (effective interior height), allowing the stowage of tall objects such as hanger stands and tall houseplants.

Refresh Mode	: The rear seats can be reclined and the headrests of the front seats removed to create a flat relaxation space, allowing passengers in the rear seat to stretch their legs.

Adjustment Mode	: One side of the 6:4 ratio foldable rear seat can be lowered to create a cargo space large enough to stow up to three mountain bikes and other recreation equipment––with three passengers on board.

•
Sliding doors on both sides make it easy to get-in/out and load/unload, even in tight parking spots. The opening is 570mm wide by 1,140mm high, and the low-floor design makes for a step height of only 405mm*[7].

•
For the first time in a car of this class, the left-side sliding door features a power slide function as standard equipment. And the right-side sliding door features an ‘easy door closer’, for automatic closing when the door is not completely shut (W Type).

•	Hooks that can hold up to 5kg (wetsuits, battery-operated lanterns, etc.) have been installed in the tailgate.

•	A cargo space with a playing board that can be easily wiped clean is available as a manufacturer’s option (comes as the C Kit on the W and A types).

*5
This figure is based upon the seating position of a Japanese male of average height. If the passenger seat is slid completely forward, the figure is 1,945mm and if slid completely backward, the figure is 1,705mm. In materials distributed on the September 18th launch, footnote *5 incorrectly read “With front seats slid completely back”. This has been corrected.

*6	Honda in-house measurement according to VDA formula
*7	Front-wheel drive vehicles

Styling: A distinctive form that owners will love

•	The Mobilio Spike has a distinctive metal-ingot styling based on the image of a garage full of treasured items or a rugged toolbox that becomes increasingly valued the more it is used.

•	Extra-thick rear quarter pillars give the vehicle presence and dignity.

•	The Mobilio Spike is available in 10 body colors to cover a broad range of tastes.

Cabin: A special space to enjoy alone or with friends

•	Black-based design that holds its appeal

•	The front seat is foldable bench with large armrests, for a relaxing space that facilitates communication.

•	The metallic center panel enhances the interior space, while increasing its functionality. (Standard in the W and A types; high-gloss side garnish in the L Package)

•	White three-gauge cluster for a sporty driving image (W and A types)

•	Extra space in the area between the extra-thick rear quarter pillars facilitates the free arrangement of objects.

•
Noise and vibration from the powertrain have been greatly reduced and the body panels have been made more rigid. Also, the latest light-weight, highly-effective, sound-suppressing materials are used throughout the interior to ensure a quiet, comfortable ride.

Driving performance

•
The Mobilio Spike is equipped with the newly developed 1.5L VTEC engine, which delivers both superb power and fuel economy. Aluminum rocker arms supplement the fuel economy and emissions reduction technologies employed in the i-DSI engine used in the Fit and the Mobilio,. Honda went all-out to generate intensive, highly efficient combustion resulting in high power output, high fuel economy, and ultra-low emissions. The 1.5L VTEC engine attains high torque and high power output at mid and high revs and ultra-high fuel economy almost equal to that of a lean burn engine, while maintaining normal stoichiometric (ideal fuel-air ratio) operation. All models have been approved by Japan’s Ministry of Transport as “Excellent Low Emissions” vehicles.

•	Mobilio Spike models are equipped with the Honda Multimatic S, a new-generation automatic CVT (continuously variable transmission) for a smooth ride.

•
The 7-speed mode (7-speed automatic shift mode, 7-speed manual shift mode) enhances the fun of driving. The Mobilio Spike offers three driving modes (W and A types): CVT; 7-speed automatic shift mode; and 7-speed manual shift mode.

•
The suspension is basically the same as that of the Mobilio, but the spring rate and the damping force have been specially optimized for the Mobilio Spike, resulting in a smoother ride and better handling.

•	The electric power steering (EPS) adopted for the Mobilio has been specially tuned, delivering a natural and steady steering feel at all speeds.

•	Real-time 4WD makes “play” all that more fun.

Safety

•
Honda’s original G-CON (G-force Control) technology is incorporated to create a new body with a crash safety design that offers protection to vehicle occupants in a 55km/h full-frontal collision, a 64km/h front offset collision, 55km/h side collision, and a 50km/h rear collision.

To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program*8 with its own independently established research standards. This collision testing is much more demanding than conventional testing in which the car is crashed into a fixed barrier. The Mobilio Spike’s safety design meets even these stringent testing requirements.

•	Honda has increased the number of body sections designed to reduce pedestrian injury, to protect pedestrians’ lower limbs and heads.

•	In addition to an interior design that protects occupants’ heads in a collision, the front-row seats are also designed to alleviate shocks to the head and neck.

•	An SRS dual front airbag system is standard equipment.

•	i-side airbags with front passenger posture detection system are available for the front row as a manufacturer’s option (W and A types).

•	ISO FIX compatible child seat anchoring bars (left and right second-row seats) and tether anchors (left and right second-row seats) are also standard for all models.

•	HID (High-Intensity Discharge) headlights (low beam) are a manufacturer option (W and A types).

*8	50% front offset collision with a 2-ton class vehicle, both vehicles traveling at 50km/h

Environmental performance

•
Hydrocarbons, nitrogen oxides, and other pollutants in the exhaust have been greatly reduced. In fact, the Mobilio Spike runs so clean that all model types are recognized by the Japanese Ministry of Land, Infrastructure and Transport as Excellent Low Emissions Vehicles, with emissions of less than 50% of those allowed under year 2000 emissions regulations.

•	The Mobilio attains a fuel rating of 17.2km/L*[9]––the highest in the 7-passenger vehicle class. All model types meet Japanese government fuel efficiency requirements for 2010.

•	Almost all interior injection-molded parts are made of olefin resin for superior recyclability. This and other measures result in an overall vehicle recyclability of over 90%*[10].

•	Use of lead has also been reduced to less than 33% of 1996 levels.

*9	Front-wheel drive vehicles, except the W Type. (Fuel consumption when driven in 10-15 mode. Japanese Ministry of Land, Infrastructure and Transport figures.)

*10	According to independent Honda measurement standards

Publicity information for the Mobilio Spike is available for downloading from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

(NOTE: This release is embargoed until 11:30 a.m., Sept. 25)

Ref.#02062

HONDA DOMESTIC SALES UP 1.8% IN AUGUST

September 25, 2002—Honda Motor Co., Ltd., announced today that domestic sales in August grew 1.8%, as its popular Fit model again was the best-selling car in Japan for the fifth consecutive month. Honda’s sales growth contrasted with industry-wide sales, which were down 0.6% compared to August last year.

Production in both Japan and overseas plants showed strong growth. Domestic production was up 13.0% over August 2001, while in Europe, production was up 65.8% over the same month a year earlier, and Asian production was 22.3% higher than August 2001.

Domestic sales totaled 57,372 vehicles in August, led by the Fit sub-compact vehicle (17,818 units), the Life mini-vehicle (8,603 units) and the Mobilio mini-vehicle (3,436 units).

By vehicle category, passenger car and light truck sales were up 2.1%, while mini vehicle sales rose 1.1%, the fifth straight month of growth.

Export shipments from Japan in August were down for the first time since last November, falling 0.9%, mainly because of decreased shipments to North America and Asia.

HONDA PRODUCTION, SALES AND EXPORTS—AUGUST 2002

PRODUCTION

	August Units	Vs. 8/01	Annual Total—2002
			Units	Vs. 2001
Domestic (CBU+CKD)	101,326	+13.0%	907,740	+8.0%
Overseas (CBU only)	128,704	+8.9%	1,007,856	+9.3%
Worldwide Total (*)	230,030	+10.7%	1,915,596	+8.7%

(*)	except overseas CKD

REGIONAL PRODUCTION

	August Units	Vs. 8/01	Annual Total
			Units	Vs. 2001
North America	100,374	+3.8%	759,756	+4.6%
(USA only	69,068	+7.2%	512,473	+8.0%

Europe	11,281	+65.8%	111,482	+63.1%
Asia	12,700	+22.3%	103,806	+13.4%
Others	4,349	+1.1%	32,812	-8.5%

Overseas Total	128,704	+8.9%	1,007,856	+9.3%

SALES

Vehicle type	August Units	Vs. 8/01	Annual Total
			Units	Vs. 2001
Passenger cars & light trucks	40,991	+2.1%	404,537	+11.0%
(Imports)	602	-19.2%	6,461	+12.0%
Mini vehicles	16,381	+1.1%	193,329	-0.2%

TOTAL	57,372	+1.8%	597,866	+7.1%

EXPORTS

	August Units	Vs. 8/01	Annual Total
			Units	Vs. 2001
North America	23,564	-10.8%	192,201	+16.3%
(USA only)	22,457	-11.1%	170,066	+11.7%
Europe	5,664	+41.6%	49,744	+8.9%
Asia	2,813	-13.4%	23,903	+5.1%
Others	3,735	+53.8%	40,378	+29.5%

TOTAL	35,776	-0.9%	306,226	+15.6%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

(English Translation)

Notice concerning date for determination of stockholders

entitled to receive interim dividend

It is hereby notified that the forthcoming September 30, 2002 will be the date for determination of stockholders entitled to receive interim dividend as set forth in article 33 of the Articles of Incorporation of the Company.

September 13, 2002

Honda Motor Co., Ltd.
No. 1-1, 2-chome
Minami-Aoyama
Minato-Ku
Tokyo

Transfer agent and place of business:

The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku,
Tokyo 105-8574, Japan

Forwarding offices:

All branch offices of throughout Japan of the Chuo Mitsui Trust and Banking Co., Ltd. and the principal office and all branch and liaison offices of Nihon Shoken Daiko Kabushiki Kaisha.

The Power Of Dreams

First Quarter Report
Period Ended June 30, 2002        1

Consolidated Financial Summary (Unaudited)

Financial Highlights

Honda Motor Co., Ltd. and Subsidiaries
For the three months ended June 30, 2001 and 2002

	Millions of yen		Millions of U.S. dollars
	2001	2002	2002
Net sales and other operating revenue	¥1,760,435	¥1,936,836	$16,208
Operating income	151,445	170,823	1,429
Income before income taxes	135,672	163,704	1,370
Net income	89,378	107,598	900

	Yen		U.S. dollars
Basic net income per
Common share	¥.72	¥110.42	$0.92
American share	45.86	55.21	0.46

	Thousands of units
Unit Sales Breakdown	2001		2002
MOTORCYCLES
Japan	109	(109)	94	(94)
North America	110	(58)	119	(59)
Europe	104	(102)	98	(96)
Others	1,047	(1,045)	1,516	(1,511)

Total	1,370	(1,314)	1,827	(1,760)

* Numbers in parentheses represent unit sales of motorcycles.

AUTOMOBILES
Japan	207	213
North America	328	367
Europe	43	46
Others	60	68

Total	638	694

POWER PRODUCTS
Japan	82	128
North America	433	517
Europe	232	267
Others	194	209

Total	941	1,121

• Explanatory notes:
1.	The geographical breakdown of unit sales is based on the location of affiliated and unaffiliated customers.
2.
Previously, domestic sales of general-purpose engines to customers who will install them in products that are subsequently exported were recorded as overseas sales of power products. However, as of the term under review such sales are recorded as domestic sales of power products. The prior year’s figures have been restated to reflect this change.

Net Sales Breakdown

	Millions of yen
	2001		2002
MOTORCYCLE BUSINESS
Japan	¥27,736	(12.3)%	¥25,533	(10.1)%
North America	67,010	(29.8)	74,613	(29.6)
Europe	53,355	(23.7)	56,420	(22.4)
Others	76,590	(34.2)	95,299	(37.9)

Total	¥224,691	(100.0)%	¥251,865	(100.0)%

AUTOMOBILE BUSINESS
Japan	¥410,871	(28.9)%	¥376,919	(24.3)%
North America	830,841	(58.4)	955,200	(61.6)
Europe	78,826	(5.5)	93,375	(6.0)
Others	101,276	(7.2)	125,917	(8.1)

Total	¥1,421,814	(100.0)%	¥1,551,411	(100.0)%

OTHERS
Japan	¥028,477	(25.0)%	¥31,768	(23.8)%
North America	64,182	(56.3)	79,269	(59.4)
Europe	12,820	(11.3)	14,700	(11.0)
Others	8,451	(7.4)	7,823	(5.8)

Total	¥113,930	(100.0)%	¥133,560	(100.0)%

TOTAL
Japan	¥467,084	(26.5)%	¥434,220	(22.4)%
North America	962,033	(54.6)	1,109,082	(57.3)
Europe	145,001	(8.2)	164,495	(8.5)
Others	186,317	(10.7)	229,039	(11.8)

Total	¥1,760,435	(100.0)%	¥1,936,836	(100.0)%

Explanatory notes:
1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.
2.	Net sales of others includes revenue from sales of power products and related parts, leisure businesses, trading and financial services.
3.
Revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported is recorded as domestic revenue in OTHERS. The prior year’s figures have been restated to reflect this change.

To Our Shareholders

■  Performance Highlights (First Quarter Results)

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2002 totaled ¥107.5 billion ($900 million), an increase of 20.4% from the corresponding period in 2001. Basic net income per common share for the quarter amounted to ¥110.42 ($0.92), compared to ¥91.72 for the corresponding period in 2001. Two of Honda’s American Depositary Shares represent one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the fiscal first quarter amounted to ¥1,936.8 billion ($16,208 million), an increase of 10.0% from the corresponding period in 2001. In addition to higher sales, currency translation effects, which had a positive impact on foreign currency-denominated revenue from Honda’s overseas subsidiaries, translated into yen, contributed to this increase.

Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2001, revenue for the quarter would have increased approximately 6.5%. Consolidated operating income for the fiscal first quarter totaled ¥170.8 billion ($1,429 million), an increase of 12.8% compared to the corresponding period in 2001. This increase in operating income was due primarily to an increase in revenue contributed by higher unit sales of motorcycles, automobiles and power products, the positive impact of the depreciation of the yen and Honda’s ongoing cost reduction efforts, which offset increases in selling, general and administrative expenses and research and development expenses.

Consolidated income before income taxes for the fiscal first quarter totaled ¥163.7 billion ($1,370 million), an increase of 20.7% from the corresponding period in 2001.

■  Review of Operations

With respect to Honda’s sales in the fiscal first quarter by business category, motorcycle unit sales increased 33.4%, to 1,827,000 units, and revenue increased 12.1%, to ¥251.8 billion ($2,108 million). This increase in unit sales was due primarily to higher sales in Asian countries other than Japan and North America.

Honda’s unit sales of automobiles increased 8.8%, to 694,000 units, due primarily to strong sales in North America—contributed by the newly introduced Pilot SUV, CR-V and Acura RSX. Revenue increased 9.1%, to ¥1,551.4 billion ($12,983 million) during the quarter.

Unit sales of power products totaled 1,121,000 units, an increase of 19.1% compared to the corresponding period in 2001. Higher sales of general-purpose engines in North America and Japan were the major factor for this increase in unit sales. Revenue from other businesses, including the power product business and financial services, increased 17.2%, to ¥133.5 billion ($1,118 million), due mainly to higher sales in the power product business and higher revenue from Honda’s finance subsidiaries.

August 2002

Hiroyuki Yoshino
President and Chief Executive Officer

News Briefs

North America

■	Honda Fuel Cell Vehicle First to Receive Certification–Honda FCX Slated for Commercial Use

The Honda FCX has become the first fuel cell vehicle in the world to receive government certification, paving the way for the commercial use of fuel cell vehicles.

Both the U.S. Environmental Protection Agency (EPA) and the California Air Resources Board (CARB) have certified the hydrogen-powered Honda FCX as meeting all applicable standards. The FCX has been certified by CARB as a Zero-Emission Vehicle (ZEV) and by the EPA as a Tier-2 Bin 1 National Low-Emission Vehicle (NLEV), the lowest national emission rating. The FCX will also meet applicable U.S. safety and occupant protection standards.

“This is an important milestone for the automobile industry that holds the promise of cleaner air for all Americans,” said Jeff Holmstead, assistant administrator of the EPA’s Office of Air and Radiation. “While there still remains much work ahead to make fuel cell vehicles a mainstream transportation option, this certification is an important first step.”

Honda will start a lease program for a limited number of FCXs in the United States and Japan by the end of this year. During the first two-to-three-year period, Honda will lease approximately 30 fuel cell vehicles in California and the Tokyo metropolitan area—two locations with access to a hydrogen fuel supply infrastructure. The Company currently has no plans for mass-market sales of fuel cell vehicles.

“Certification allows Honda to place fuel cell vehicles in commercial operation,” said Tom Elliott, American Honda executive vice president. “We’ll have an opportunity to evaluate fuel cell vehicles in real world applications and to study the development of a refueling infrastructure to support fuel cell vehicles. However, it is important to remember that significant cost, technology and infrastructure issues remain prior to the mass marketing of fuel cell vehicles.”

This latest version of Honda fuel cell vehicle achieves 15% more maximum drive motor torque than previous models and also provides improvements in mid-to-high range power output characteristics and acceleration. It also has an increased driving range of 220 miles, approximately 25 miles more than the previous model.

Honda started fuel cell research in 1989 and has been road testing vehicles in the United States and Japan since 1999. Honda is a member of the California Fuel Cell Partnership (CaFCP), based in Sacramento, California, and has been working closely with that organization.

“The California certification of Honda’s FCX is a tremendous accomplishment,” said Alan C. Lloyd, chairman of CARB. “The California Fuel Cell Partnership—involving energy companies, auto manufacturers, component makers and government agencies—will continue to help coordinate key industrywide issues, including infrastructure development.”

Honda has a long history of automotive environmental leadership, dating back to 1975 when the Honda CVCC was the first vehicle to meet the amended Clean Air Act standard. Honda was also the first company to market a gasoline vehicle (Civic) meeting the Low-Emission Vehicle (LEV) standard in all 50 states, and the first to sell a gasoline car meeting California’s Ultra Low-Emission Vehicle (ULEV) standard and the “Super” ULEV standard (Accord).

Honda was the first to sell a gasoline-electric “hybrid” car in the United States (Insight) and earlier this year added the Civic Hybrid, our first mass market hybrid model. The Civic GX was the first dedicated mass-produced natural gas vehicle when it went on sale in 1998 and has been recognized by the EPA as the cleanest internal combustion engine in the world.

FCX

Japan

■ New Scooter Today on Sale

Honda Motor Co., Ltd., announced the release of the Today, a new style of scooter to help stimulate the scooter market. This reliable, 4-stroke, 50cc scooter offers superb everyday convenience and comes fully equipped.

The development goal for the Today was to create a scooter that is “easy to ride, easy to buy and easy to feel familiar with.” The newly designed, air-cooled, 4-stroke engine is not only highly environment-friendly but also offers power output characteristics and fuel economy that make it ideal for city driving. Loaded with such features as a compact body—ideal for easy maneuvering—ample space for helmet storage, an anti-theft system and a “combi brake” front-rear brake-force distribution system for a secure braking feel, this low-priced model offers a new level of value for the scooter market. What’s more, it is available in a full range of ten color variations—a first in Japan for a 50cc scooter. This highly individualized offering is intended to meet to a broad range of customer preferences. Taking advantage of Honda’s global network, the Today is the product of Japanese research and development, appropriate parts procurement from various countries throughout Asia and assembly in China under rigorous quality control standards by Sundiro Honda Motorcycle Co., Ltd.

With a name inspired by the familiar expression, “Let’s go somewhere today,” Today was created with the goal of providing a scooter that is fun, convenient and economical to as many people as possible.

Today

Other

■ Sundiro Honda Begins Production of New Wave Motorcycle

Sundiro Honda announced the start of production of its new motorcycle, the Wave, at its Tianjin plant.

Sundiro Honda, a 50-50 joint venture between Honda and two Chinese partner firms, said the Wave will go on sale on July 1 in China, with an annual sales target of 100,000 units.
Wave

The Wave is a new, 100cc Cub-type motorcycle equipped with an air-cooled, 4-stroke engine with good fuel economy and excellent durability and quietness. The Wave’s affordable price of 4,498 yuan (approximately U.S.$540) has been made possible thanks in part to the adoption of low-cost locally procured parts, drawing on the Company’s production infrastructure in China.

Last year, China’s total motorcycle market stood at approximately 10 million vehicles. In 2002, restrictions on the issuance of license plates in urban areas generally resulted in a contraction of urban markets, but the overall market has continued to expand in rural areas, where motorcycles are used extensively as a means of transportation in daily life.

Because of this trend, there is large potential demand for Cub-type motorcycles, which are useful transportation that can be shared by family members at a relatively low price. These factors led to the decision to release the Wave in the Chinese market.

With the launch of the Wave, the second Honda brand motorcycle following M-Living, which was launched in November 2001, Sundiro Honda now aims to further expand its product lineup as well as expand customer satisfaction in China by responding flexibly to changes in the market environment.

Consolidated Balance Sheets

Honda Motor Co., Ltd. and Subsidiaries
June 30, 2001, and March 31 and June 30, 2002

	Millions of yen
	June 30, 2001 (Unaudited)	March 31, 2002 (Audited)	June 30, 2002 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	¥389,847	¥609,441	¥492,547
Trade accounts and notes receivables	401,975	452,208	366,924
Finance subsidiaries—receivables, net	750,656	995,087	903,205
Inventories	638,945	644,282	638,409
Deferred income taxes	163,829	182,788	177,005
Other current assets	178,836	204,538	209,485

Total current assets	2,524,088	3,088,344	2,787,575

Finance subsidiaries—receivables, net	1,567,212	1,808,861	1,815,320
Investments and advances	382,699	395,495	397,207
Property, plant and equipment, at cost:
Land	302,567	318,208	329,395
Buildings	836,612	920,106	908,063
Machinery and equipment	1,898,938	2,048,244	2,006,414
Construction in progress	116,018	82,610	86,848

	3,154,135	3,369,168	3,330,720
Less accumulated depreciation	1,894,913	1,979,455	1,968,713

Net property, plant and equipment	1,259,222	1,389,713	1,362,007

Other assets	155,293	258,382	248,785

Total assets	¥5,888,514	¥6,940,795	¥6,610,894

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	¥1,073,015	¥1,035,069	¥887,540
Current portion of long-term debt	289,919	308,014	207,696
Trade payables	742,225	840,957	772,565
Accrued expenses	556,995	678,118	637,092
Income taxes payable	70,046	61,244	50,664
Other current liabilities	138,107	186,657	192,043

Total current liabilities	2,870,307	3,110,059	2,747,600

Long-term debt	386,778	716,614	801,824
Other liabilities	308,744	540,181	536,935

Total liabilities	¥3,565,829	4,366,854	¥4,086,359

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,529
Legal reserves	28,377	28,969	29,012
Retained earnings	2,505,530	2,765,600	2,858,539
Adjustments from foreign currency translation	(405,981)	(300,081)	(443,332)
Net unrealized gains on marketable equity securities	17,845	8,730	9,613
Minimum pension liabilities adjustment	(81,682)	(187,824)	(187,824)
Accumulated other comprehensive income (loss)	(469,818)	(479,175)	(621,543)
Treasury stock	—	(49)	(69)

Total stockholders’ equity	¥2,322,685	¥2,573,941	¥2,524,535

Total liabilities and stockholders’ equity	¥5,888,514	¥6,940,795	¥6,610,894

Consolidated Statements of Income and Retained Earnings (Unaudited)

Honda Motor Co., Ltd. and Subsidiaries
For the three months ended June 30, 2001 and 2002

	Millions of yen
	Three months ended June 30, 2001	Three months ended June 30, 2002
Net sales and other operating revenue	¥1,760,435	¥1,936,836
Operating costs and expenses:
Cost of sales	1,220,245	1,318,856
Selling, general and administrative	294,620	339,134
Research and development	94,125	108,023

Operating income	151,445	170,823
Other income:
Interest	2,284	2,366
Other	3,078	16,036
Other expenses:
Interest	5,015	4,320
Other	16,120	21,201

Income before income taxes	135,672	163,704
Income taxes	55,057	67,919

Income before equity in income of affiliates	80,615	95,785
Equity in income of affiliates	8,763	11,813

Net income	89,378	107,598
Retained earnings:
Balance at beginning of period	2,428,293	2,765,600
Cash dividends paid	(11,693)	(14,616)
Transfer to legal reserves	(448)	(43)

Balance at end of period	¥2,505,530	¥2,858,539

	Yen
Basic net income per
Common share	¥91.72	¥110.42
American share	45.86	55.21

Segment Information (Unaudited)

Business Segment Information
For the three months ended June 30, 2002

	Millions of yen
	Motorcycle Business	Automobile Business	Financial Services	Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥251,865	¥1,551,411	¥58,010	¥75,550	¥1,936,836	¥—	¥1,936,836
Intersegment sales	0	0	1,392	3,287	4,679	(4,679)	—

Total	¥251,865	¥1,551,411	¥59,402	¥78,837	¥1,941,515	¥(4,679)	¥1,936,836
Cost of sales, SG&A and R&D expenses	239,341	1,414,467	42,279	74,605	1,770,692	(4,679)	1,766,013

Operating income	¥12,524	¥136,944	¥17,123	¥4,232	¥170,823	¥0	¥170,823

Explanatory notes:
1.
Segmentation of business: Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment:

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles (ATVs), personal watercraft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, ATVs, personal watercraft
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, mini-vehicles
Financial Services	Financial and insurance services	N/A
Other	Power products and relevant parts, and others	Power tillers, generators, general-purpose engines, lawn mowers, outboard engines

Geographical Segment Information

For the three months ended June 30, 2002

	Millions of yen
	Japan	North America	Europe	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥490,042	¥1,112,105	¥164,116	¥170,573	¥1,936,836	¥—	¥1,936,836
Transfers between geographical segments	461,738	36,101	26,665	4,249	528,753	(528,753)	—

Total	¥951,780	¥1,148,206	¥190,781	¥174,822	¥2,465,589	¥(528,753)	¥1,936,836
Cost of sales, SG&A and R&D expenses	908,720	1,036,933	193,789	159,909	2,299,351	(533,338)	1,766,013

Operating income (loss)	¥43,060	¥111,273	¥(3,008)	¥14,913	¥166,238	¥(4,585)	¥170,823

Explanatory note: Geographical segmentation is based on the location where sales originated.

Overseas Sales

For the three months ended June 30, 2002

	Millions of yen
	North America	Europe	Others	Total
Overseas sales	¥1,109,082	¥164,495	¥229,039	¥1,502,616
Consolidated sales				¥1,936,836
Overseas sales ratio to consolidated sales	57.3%	8.5%	11.8%	77.6%

Explanatory Notes:

1.
The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States, since the Company has issued American Depositary Receipts (ADRs) listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except for all segment information prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.
The average exchange rates for the fiscal first quarter ended June 30, 2002 were ¥127.04=U.S.$1 and ¥116.57= 1. The average exchange rates for the corresponding period last year were ¥122.71=U.S.$1 and ¥107.22= 1.

3.
U.S. dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥119.50=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on June 28, 2002.

4.	The Company’s common stock-to-ADR exchange rate has been changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002.

5.
The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income.” The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Millions of yen
For the three months ended June 30,	2001	2002
Net income	¥89,378	¥107,598
Other comprehensive income (loss)	14,709	(142,368)
Comprehensive income	104,087	(34,770)

6.	Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the fiscal first quarter ended June 30, 2002.

Investor Information

Transfer Agent for Common Stock
The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku,
Tokyo 105-8574, Japan

Depositary and Transfer Agent
for American Depositary Receipts
JPMorgan Chase Bank
270 Park Avenue,
New York, NY 10017-2070, U.S.A.

Stock Exchange Listings in Japan
Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas
New York, London, Euronext Paris and Swiss
stock exchanges

Total Shares of Common Stock Issued
and Outstanding
974,414,215 (as of June 30, 2002)

Honda Motor Co., Ltd.
1-1, 2-chome, Minami-Aoyama,
Minato-ku, Tokyo 107-8556, Japan
Phone: (03) 3423-1111
URL: http://world.honda.com/

Honda North America, Inc.
New York Office
540 Madison Avenue, 32nd Floor,
New York, NY 10022, U.S.A.
Phone: (212) 355-9191

Honda Motor Europe Limited
470 London Road,
Slough, Berkshire SL3 8QY, U.K.
Phone: (01753) 590-590